Filed by Tesoro Corporation
(Commission File No. 001-03473)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Western Refining, Inc.
(Commission File No. 001-32721)

The following are excerpts from an earnings call held by Tesoro Corporation on February 7, 2017.

“Now, let me provide an update on the proposed acquisition of Western Refining. As you know, we announced on November 17, 2016 a definitive agreement under which Tesoro will acquire Western Refining in a stock transaction with a 10% cash election option. The acquisition is expected to create a premier, highly integrated, and geographically diversified refining, marketing, and logistics Company, and provide strong platform for earnings growth and cash flow generation.

“We remain committed to delivering $350 million to $425 million in annual synergies from operational improvements, value-chain optimization, and corporation initiatives, with the run rate to be achieved by the end of the second year. We are confident in our ability to achieve these targets, given our solid track record of integrating operations and delivering results.

“Integration planning is well underway, and a planning team with representatives from both Companies was established in December to ensure an effective and efficient transition. This transition is on target to close in the first half of 2017 and is subject to customary closing conditions, including approval by the shareholders of both Companies and the receipt of regulatory approval.”

“Further, we are looking forward to the additional value creation and synergy opportunities from our pending acquisition of Western Refining.”

[“Got it. Just on the investment-grade upgrade, congratulations, first of all. But just as you're thinking about refinancing your debt going forward and really starting to see that, I think you previously guided $80 million to $105 million in just cost savings. How we think around the timing around that and when that could actually start to get realized?”]

Steven Sterin - Tesoro Corporation - EVP and CFO
So you need two of the three agencies to get the full investment-grade rating. And S&P has us on a credit watch positive with an indication of potential upgrade at Western close, and so that's a potential timing for Tesoro.

TLLP currently is at the same level with Tesoro at S&P, but that timing is a little bit less certain just given that it's not in the same credit outlook. But we still are committed to doing that as quickly as we can.

When you look at the value-creation opportunities, in the past we said it was, like you said, $80 million, $100 million. That's a substantially larger opportunity now, given that post the Western transaction, that successfully closes.

[“And then, obviously, you probably can't talk about the Western deal in detail. But obviously it does expand your footprint into the Permian. And you've had a history of being a full-service provided to the upstream in the other basins you operate now. So maybe just how has the response been to -- since that deal was announced from the upstream producers?”]

Greg Goff - Tesoro Corporation - Chairman and CEO
“We believe that we have created a very good logistics business, and you said exactly how we view the Companies. We want to be able to provide full service to the customers out in the business, whether they be producers or marketing companies or whatever. And we focus a lot on service to those customers and providing them a very valuable service in that.

“So we had already targeted to grow into the Permian prior to the Western opportunity. And this further just supports what were trying to do in that space. So we believe the early indications are very, very positive of putting Tesoro logistics into the Permian from a service provider.”

[“Just to start, in terms of looking at other opportunities, I know this has been touched upon. As you look at yourself organizationally, and you're thinking about the integration of Western, do you believe that you might need a pause to work on the integration and achieving the synergies? Or do you feel like there's an opportunity to continue to look at other deals, whether it's in midstream or in refining?]

Greg Goff - Tesoro Corporation - Chairman and CEO
You raise an excellent question. We pride ourselves on doing an excellent job of integrating the business, because that's actually where we capture the value. So we have to do that; that's foundational to everything that we do.

So when we look at what we have in front of us today, and then if an opportunity were to come up, we'd have to take that into consideration is our ability to integrate it, because we're very committed to being able to capture the value. And so, we just need to balance all of that out and do the right things when the time comes.

[“Sure, okay. And then, as you continue to work on Western behind the scenes here before the deal gets closed, any additional color you could share about the confidence level and the ability to achieve the synergies and the timing as you continue to dig in?”]

Greg Goff - Tesoro Corporation - Chairman and CEO
“It is unchanged from the very first day when we announced the opportunity to combine Western and Tesoro. So there are no changes to what we've said originally. We are highly committed to it and we see tremendous value for what we're being able to do, so no change.”

[“I have a question on -- more on the Western midstream footprint. It seems like one of the trends that might be developing is that producers maybe want to direct more capital to drilling wells and potentially less on infrastructure and other nonproductive items. I was wondering if any of the early feedback you're seeing is in line with that. And what maybe the opportunity set is to make investments in the Permian midstream footprint that are potentially way ahead of what we were seeing from the standalone Company.”]

Greg Goff - Tesoro Corporation - Chairman and CEO
“We see good opportunities. I think part of it is, is your relationship that you have with the different producers. And so, fortunately, some of the companies that we do business with in other parts of the US, especially up in North Dakota and in the Rockies, have positions in the Permian. And we would hope to be able to work with those companies to be able to leverage what we've done from a service standpoint into the Permian basin. And we believe we'll find those opportunities as we get our feet on the ground and spend more time doing that. And that's something that we are very optimistic about the future combined for the Logistics business.”

[“Greg, you had mentioned that the Western acquisition is on track for a first-half close. Can you give any update on the FTC review or any regulatory process?”]

Greg Goff - Tesoro Corporation - Chairman and CEO
“Blake, all we can say is that we engaged in that immediately once we announced it, and we're progressing along in -- throughout the process. And you have to go through all of the steps. We're going through all of those steps, and we still feel confident that we will be on target for the first half of this year.”

[“The very first question you were asked actually went back to the idea that you are not really being credited with these synergies that you're talking about, so just wanted to slightly go over that. One thing that you mentioned in your own comments was that you had missed on last year's target in logistics but beat in refining. Could you just talk about -- and I think that was owing to low prices and less activity in US E&P. Could you talk a little bit about the sensitivities around some of these ranges that you've got on the synergies? One of the questions would be, I assume, obviously there's an assumption for when the Western deal closes. And then within that, there are parameters for what kind of oil price environment you're expecting for what kind of activity you're expecting in US E&P, for what kind of marketing environment you're expecting. Thanks.”]

Greg Goff - Tesoro Corporation - Chairman and CEO
“If I understand the question correctly, and I'm going to break it into two parts. The first part is the improvements in the business that we're driving with the way Tesoro is today. That's to me one question. Then the second question was the specific synergies that we've identified and disclosed as far as our view of what's possible with the combination of Western.

“First, let me address the ones that exist today within Tesoro, the opportunities. The way our system works, Paul, is that we, throughout - across the entire Company, we have people that find ideas. And then we take that idea, and we've trained everyone in the Company to use lean Six Sigma. So use those tools to go about, and then capture those specific opportunities that are put into a system. We track every single opportunity that we've identified. Once we've delivered it, we track it every single month for 12 months to make sure we deliver all of the benefits and how it's impacted the Company over 12 months, whether it be in refining or marketing, logistics, in the finance organization. Anything that we do to drive those benefits. And so from a risk standpoint, and I think to get back to your question, we have, for the most part, a number of those opportunities already identified and working in progress. So there's a very, very high probability that we'll deliver all of those because of the continuum that we operate under.

“So I would personally assign the probability of the business improvement opportunities that we've identified in the high, probably 80% to 90% likelihood of delivery for those, and it's part of just our culture. It's the way that we work as a Company. It's the way that our compensation programs recognize what we do. It's everything about who we are from that standpoint.

“The synergies that we've identified and disclosed regarding the combination of the two Companies we've gone about pretty much the exact same way. Only with a little bit less rigor to the full identification of them, as would expect, until we combined the companies. But we'll approach those exactly the same. And they're independent of the other improvement opportunities. So if we go out and deliver all of the improvements that we just talked about in 2017, and depending on when the transaction closes and the ability to go out and deliver those, they will be -- the cumulative impact will impact the bottom line of the Company in both those. So you can see that it is potentially very significant.”

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed Merger. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed Merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of the Company may not approve the issuance of new shares of common stock in the Merger or that stockholders of Western may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend the Company may pay, and other factors. All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and registration statement on Form S-4 filed with the SEC on December 14, 2016, as amended (the “Form S-4”) that are available on its website at http://www.tsocorp.com and on the SEC’s website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. The Company’s and Western’s forward-looking statements are based on assumptions that the Company and Western believe to be reasonable but that may not prove to be accurate. The Company and Western undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between the Company and Western. In connection with the proposed transaction, the Company has filed the Form S-4, containing a preliminary joint proxy statement/prospectus of the Company and Western and Western and/or the Company may file one or more additional proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that the Company or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF THE COMPANY AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS(ES), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Form S-4 has not yet become effective. After the Form S-4 is declared effective by the SEC, the Company and Western will each file with the SEC a definitive joint proxy statement/prospectus, and each of the Company and Western will file other documents with respect to the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or the Company, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s website at http://www.tsocorp.com or by contacting the Company’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation:

The Company and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of the Company’s common stock and Western’s common stock in respect of the proposed transaction. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by the Company with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following is an excerpt from an earnings call held by Tesoro Logistics L.P. on February 7, 2017.

“Additionally, during the quarter, Tesoro announced the proposed acquisition of Western Refining. The growth of Tesoro as a geographically-diversified and highly integrated parent company should provide additional strategic and organic growth opportunities for TLLP.”

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger between a subsidiary of Tesoro and Western (the “Merger”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed Merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Tesoro may not approve the issuance of new shares of common stock in the Merger or that stockholders of Western may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all and the risk that the proposed transaction will not provide additional strategic and organic growth opportunities for TLLP. All such factors are difficult to predict and are beyond TLLP’s control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and registration statement on Form S-4 filed with the SEC on December 14, 2016, as amended (the “Form S-4”) that are available on its website at http://www.tsocorp.com and on the SEC’s website at http://www.sec.gov, and those detailed in TLLP’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on TLLP’s website at http://www.tesorologistics.com and on the SEC’s website at http://www.sec.gov. TLLP’s forward-looking statements are based on assumptions that it believes to be reasonable but that may not prove to be accurate. TLLP undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It:

This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Tesoro has filed the Form S-4, containing a preliminary joint proxy statement/prospectus of Tesoro and Western and Western and/or Tesoro may file one or more additional proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND ANY OTHER PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY

STATEMENT/PROSPECTUS(ES), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Form S-4 has not yet become effective. After the Form S-4 is declared effective by the SEC, Tesoro and Western will each file with the SEC a definitive joint proxy statement/prospectus, and each of Tesoro and Western will file other documents with respect to the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

Participants in the Solicitation:

Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro’s common stock and Western’s common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.